Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on July 12, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
VNU To IMS: ‘Vee Own You’

RATINGS WATCH: VNU Faces Moody’s Downgrade After IMS Buy

VNU sees healthy returns in medical data

VNU: Considering Renaming Co Post IMS Deal

ACNielsen owner to pay $7B for IMS Health

Newscast: VNU to buy IMS HEALTH

Dutch VNU, U.S. IMS Health Agree on Termination Fee of $125 Mln

Dutch firm to acquire IMS Health; The owner of ACNielsen will pay $6.57 billion for the health-care data company with offices outside Phila.

VNU to Buy A Specialist In Tracking Health Care

VNU to Buy IMS For $7 Billion

VNU To IMS: ‘Vee Own You’

Joe Mandese
341 words
06:53 pm, 12/07/2005
MediaPost (Internal Content)
English

IN A MOVE THAT ACCELERATES VNU’s dominance of the U.S. marketplace, the Dutch-based marketing and media research conglomerate Monday announced a deal to acquire health industry researcher IMS Health in for $7 billion in cash and stock. The move is ironic, because until it was spun off as a separate publicly traded company in 1998, IMS as part of a company — Dun & Bradstreet — that also owned Nielsen Media Research and ACNielsen, which are the other core parts of VNU. The move also decreases expectations that VNU would make another large media research acquisition, something that had been speculated on ever since the company sold off its European directories business last year and raised more than $1 billion in acquisition funds. But the deal indicates that, at least in the near term, VNU will become an even bigger presence in the field of marketing research.

Details of the deal were scheduled to be discussed during a conference call on Monday, along with VNU’s first half results, which the company said grew 6 percent in organic revenues. The company said that organic growth rates for each VNU business group were in line with expectations.

VNU’s acquisition of IMS, meanwhile, increases its presence in both the market research field, as well as the U.S. marketplace, where it already derived more than half of its overall revenues, including research sales from ACNielsen and Nielsen Media Research, as well as trade publications like Adweek, Billboard and The Hollywood Reporter.

While the move diminishes the likelihood that VNU will acquire a major media research asset soon, the company has been aggressive starting up new media research ventures, and has options to develop joint ventures with Arbitron in both media and marketing research. Arbitron had been a rumored takeover candidate by VNU, but some observers speculated that any major media research acquisition by VNU in the U.S. might fan antitrust flames. In the past year, Nielsen has been investigated by the Federal Trade Commission and currently is facing an antitrust suit filed by rival erinMedia.
412852

RATINGS WATCH: VNU Faces Moody’s Downgrade After IMS Buy

Margot Patrick
686 words
05:53 pm, 12/07/2005
Dow Jones International News (Internal Content) English
(c) 2005 Dow Jones & Company, Inc.

LONDON (Dow Jones)—Dutch media and market research company VNU NV (38987.AE) faces a ratings downgrade from Moody’s Investors Service after agreeing to pay EUR5.8 billion in cash and stock for U.S. medical data provider IMS Health Inc. (RX).

But credit analysts noted that the potential one-notch downgrade to Baa2 would bring the Moody’s rating in line with Standard & Poor’s Corp.’s BBB on the company, and yield spreads on VNU bonds have widened by only about 3 basis points since the deal was announced Monday.

The price of insuring EUR10 million in VNU bonds was quoted at EUR63,000 early Tuesday, just EUR3,000 more than before the transaction was announced Monday.

The cost had gone as high as EUR80,000 on Monday as investors considered how the deal would affect VNU’s ability to repay its debt.

VNU, which has its headquarters in the Dutch city of Haarlem and in New York, said it would pay cash and shares to buy Connecticut-based IMS Health, offering IMS shareholders $11.25 per share in cash and 0.60415 shares of VNU stock. The company said it also will spend up to EUR500 million to buy back some of its shares during the acquisition process.

Based on 2004 results, VNU will be nearly twice as big after the acquisition, with estimated annual revenues of around EUR4.7 billion and earnings before interest, tax, depreciation and amortization of about EUR1.1 billion.

Moody’s said late Monday it was reviewing VNU’s Baa1 rating, since the purchase and share buyback would result in a rise in the company’s leverage to above 3:1 net debt to EBITDA - relatively high for the Baa1 category.

The agency said its review “will focus on a detailed analysis of the company’s post-deal capital structure, an evaluation of the proposed funding for the deal and the potential for deleveraging going forward. It will also review current and expected operating performance for both entities and explore details of the proposed synergies.”

A potential downgrade would likely be limited to one notch, the agency added.

VNU Chief Financial Officer Rob Ruijter said annual savings from the merger would reach at least EUR110 million by 2008, but it will cost the company about EUR150 million over the next couple of years to achieve those benefits.

But Moody’s said it could take some time to realize the potential savings, while “the integration of this large acquisition will be a significant challenge for VNU’s management at a time when long-anticipated margin improvements at its marketing information operation have yet to be evidenced.”

VNU provides marketing information to clients in various industries, including pharmaceuticals, financial services and consumer goods. It also measures media usage for publishers, broadcasters and advertisers, and runs a publishing and conferences empire of its own.

Satyajit Chatterjee, a credit analyst at SB Corporate & Investment Banking, said in a note Tuesday that the bank is maintaining a stable credit opinion on VNU, since the risk of acquisitions is largely removed on the IMS purchase, “and the credit profile cannot get any worse.”

He added that though the company will be taking on an additional EUR2.5 billion of debt, the transaction clears up uncertainty about what the group would do with proceeds from the EUR2 billion sale of its directories unit last year.

A major acquisition had been expected since VNU said it would use half of those proceeds to expand its business. Earlier this year, it used EUR1 billion from the World Directories sale to repurchase bonds.

“The acquisition is strategically sound as the group strengthens its global leadership position in market intelligence, improves its growth profile and combines two stable businesses with strong cash-flow generation,” Chatterjee said.

Meanwhile, Standard & Poor’s Corp. affirmed VNU at BBB Monday, and kept the outlook stable. S&P’s credit analysts said the IMS acquisition should strengthen VNU’s business profile by adding both scale and diversity to the group’s global franchise in marketing intelligence.

Moody’s said it expects to complete its review well before the expected closing date of the transaction some time early next year.

-By Margot Patrick, Dow Jones Newswires; +44 20 7842 9451; margot.patrick@dowjones.com [ 12-07-05 1053GMT ]
412851

VNU sees healthy returns in medical data

Andrew Jack
345 words
04:53 pm, 12/07/2005
Financial Times (Internal Content)
English
(c) 2005 The Financial Times Limited. All rights reserved

VNU’s planned Dollars 6.3bn purchase of IMS Healthcare has thrown a spotlight onto one of the world’s more technical but lucrative niche businesses: data collection and analysis in the medical sector.

With sales of pharmaceuticals alone estimated at Dollars 550bn last year in a highly competitive market, there is great appetite by companies as well as analysts and regulators for detailed information on sales — and considerable scope for profitable spin-off services.

IMS has established clear international dominance in the sector. Its 6,400 employees in 105 countries help gather and analyse information for sale to 3,000 clients on medicines that patients are buying from 225,000 sites around the world.

One of the company’s attractions for VNU is its growing skill in selling consultancy services based on sophisticated processing of raw data, now accounting for more than a 10th of annual sales.

For example, with extremely detailed data that allows it to identify prescription patterns in small districts in the UK and by individual physicians in the US, IMS helps drugs companies hone their marketing tactics and assess the effectiveness of their sales forces.

David Carlucci, IMS Healthcare’s chief executive, said: “Healthcare is a hot topic everywhere, and with increasing longevity of life, and most requiring healthcare in their later years, it’s a very attractive segment.”

A number of other specialist medical data gatherers exist in national markets, and organisations such as Datamonitor provide bespoke reports on aspects of the sector.

However, IMS’s nearest real competitor is NDCHealth, a New York-listed company based in Atlanta in the US, which is also in discussions with a potential purchaser.

NDCHealth claims that while IMS has better coverage of the growing volume of mail order sales of drugs, it maintains more comprehensive data on sales through pharmacies, with coverage of 50,000 in the US including an exclusive arrangement with Wal-Mart.

NDCHealth recently sold its operations in the UK and Germany. As filings with the US Securities and Exchange Commission show, the company has been struggling recently, particularly after regulators required substantial restatement of its accounts, forcing it into losses.
412850

VNU: Considering Renaming Co Post IMS Deal

313 words
01:56 pm, 12/07/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.

AMSTERDAM (Dow Jones)—VNU NV (38987.AE), the world’s largest marketing and media research company, said it is considering a name change in light of its planned merger with IMS Health (RX), announced Monday.

“This merger will have an impact on whatever name is chosen. They have 35% of the company, so we will take that into account,” VNU spokesman Arnout Asjes told Dow Jones Newswires Tuesday:

Asjes didn’t elaborate on a time frame for a possible name change. [ 12-07-05 1210GMT ]

In a memo circulated to VNU and IMS Health managers, employees were told changes to corporate branding are also being considered.

“We’ll take a look at (branding changes) during the period prior to closing to determine if any changes would be beneficial,” the memo states.

On Monday, VNU said it will buy the U.S. health-care data provider in a deal valued at $7 billion. VNU, owner of the Nielsen television-ratings service, is offering IMS shareholders $11.25 a share in cash and 0.60415 share of VNU stock.

The deal will nearly double the size of VNU as well as shift the company’s focus more strongly towards the U.S.

VNU, which has recently relocated its corporate headquarters to the U.S. said in the memo to staff that it expects to list as an American Depository Receipt on the New York Stock Exchange by the close of the deal. The company confirmed that it will maintain it’s Amsterdam Exchange listing.

In addition to TV ratings, VNU tracks advertising recall, sales of items in grocery stores and studies on consumer behavior. IMS provides data on drug sales and other market-research information on health care and biotechnology.

Roberta Cowan, Dow Jones Newswires, +3120-626-0770, roberta.cowan@dowjones.com [ 12-07-05 1258GMT ] DJI0000020050712e17c000jq

MONEY

ACNielsen owner to pay $7B for IMS Health

Julie Schmit
443 words
12/07/2005
USA Today
FIRST
B.1
English
© 2005 USA Today. Provided by ProQuest Information and Learning. All Rights Reserved.

VNU, the Dutch owner of market researcher ACNielsen, agreed Monday to buy IMS Health for $7billion to become the world’s biggest provider of prescription-drug data.

The merger will meld IMS, the keeper of the nation’s biggest prescription-drug database, with a major custodian of consumer information on everything from products to favorite TV shows.

By merging, the companies will give pharmaceutical clients, as well as over-the-counter drugmakers, broader insight into consumer and doctor attitudes and better data on how well their promotions are influencing drug sales.

“That was an obvious motivator for this merger,” says Mark Bard, president of health care market research firm Manhattan Research.

ACNielsen tracks 77 billion product sales annually, including over-the-counter drug sales. VNU also owns the Nielsen TV-rating service, which measures TV audiences for 107 million U.S. households. IMS tracks prescription activity by collecting data — which aren’t attached to individual consumers — from doctors and pharmacies. It also tracks drugmakers’ promotional spending.

The combined databases are likely to help drugmakers target their marketing and sales forces more effectively, says Pam Scholder Ellen, marketing professor at Georgia State University. “They’ll be able to do more tweaking,” she says.

The merged companies will sell market data to companies as varied as NBC, Pfizer and Kroger. The deal is the biggest to date in the market-research industry, says Louise Garnett of Outsell, which tracks the industry. She doesn’t expect it to face antitrust roadblocks because the companies don’t have much overlap in the pharmaceutical arena.

VNU will offer IMS shareholders $11.25 a share in cash and 0.6 shares of VNU stock, a 16% premium to IMS’ average share price over the past 30 days. Based on VNU’s closing price on Friday, the transaction is valued at $28.10 a share.

Shares of VNU fell 3.7% Monday in Amsterdam, as investors feared the price it offered IMS was too high. IMS closed 2.4% higher at $26.50 on the New York Stock Exchange.

Rob van den Bergh will be CEO of the combined company. David Carlucci, CEO of IMS, will be deputy CEO. The combined company will have 44,000 employees and would have had revenue of $5.6 billion last year, VNU said. IMS had 2004 revenue of $1.6 billion.

The purchase will be VNU’s largest acquisition since buying ACNielsen in 2001. It purchased Nielsen Media Research in 1999. IMS and ACNielsen were both part of Dun & Bradstreet years ago. VNU also owns Billboard and The Hollywood Reporter magazines.
USAT000020050712e17c0001g

Newscast: VNU to buy IMS HEALTH

420 words
11/07/2005
Minnesota Public Radio: Marketplace
English
(c) Copyright 2005, Minnesota Public Radio. All Rights Reserved.

DAVID BROWN, anchor:

Does a company named VNU ring a bell. VNU. No? Ever heard of Billboard magazine and its Hot 100? How about Adweek magazine, which tracks the advertising industry? Maybe you’ve heard of the Nielsen ratings, which measure audiences for the TV industry. The big Dutch company that owns these media enterprises is called VNU, and it announced a deal today, a very big deal, a $7 billion to deal, to buy IMS HEALTH. That’s a Connecticut-based company that tracks and analyzes sales for the drug industry. There is a common thread in all of this. MARKETPLACE’s Bob Moon draws it out for us.

BOB MOON reporting:

VNU used to be known as a newspaper and magazine publisher in the Netherlands, in Belgium, but it’s building its business lately on providing information to businesses. And it’s making most of its revenues, more than $4 1/2 billion last year, focusing on North American market research. As the company’s CEO,

Rob van den Bergh, noted in a conference call from London today, strategic information can be the key to the successful marketing of any product.

Mr. ROB VAN DEN BERGH (CEO, VNU): Consumer insight is becoming more and more important in all our businesses.

MOON: The firm already provides the television industry with viewer rating information through Nielsen Media Research, and it monitors supermarket sales with the sister tracking group ACNielsen. Now it wants a piece of the booming pharmaceutical business. IMS HEALTH sells research to the world’s major drugmakers on the number of prescriptions filled, for example, so the companies can see how effective their marketing campaigns have been. IMS chief David Carlucci says the combined company will be an information powerhouse.

Mr. DAVID CARLUCCI (IMS HEALTH): In effect, we’re combining the number-one company in consumer packaged goods market intelligence, the number-one company in media and entertainment market intelligence and the number-one company in pharmaceutical market intelligence.

MOON: VNU says combining the operations will bring cost savings by bringing the number-crunching together, and it says that ultimately will be good for investors. Today’s deal actually brings IMS and Nielsen back together. They were part of the same company in the 1980s and ‘90s before they were sold off by Dun & Bradstreet. In New York, I’m Bob Moon for MARKETPLACE.

BROWN: It may also be the largest European acquisition of a US company so far this year.
MKPL000020050712e17b00002

Dutch VNU, U.S. IMS Health Agree on Termination Fee of $125 Mln

242 words
12/07/2005
Dutch News Digest
English

(c) Copyright 2005 AII Data Processing Ltd. All Rights Reserved. News digest produced by AII Data Processing Ltd. For further details of international press reviews: www.aiidatapro.com , e-mail: adp@aiidatapro.com; Tel.:+359 2 987 64 98; Fax: +359 2 986 17 13.

Dutch publishing and market research company VNU and U.S. consulting services provider to the pharmaceutical and healthcare industries IMS Health have agreed on a termination fee of $125 mln (102.7 mln euro) if the planned takeover of IMS Health by VNU fails, it was reported on July 12, 2005.

The termination fee, included in the takeover agreement between both parties, will be paid by the company, which terminates one-sided the agreement. The takeover sum is 5.8 bln euro ($7.0 bln).

The termination fee will take effect if IMS Health responds to a competitive bid or if VNU withdraws from the planned takeover. The fee will not be paid if VNU and IMS Health jointly agree to cancel the takeover negotiations.

If the shareholders of VNU and/or IMS Health do not approve the takeover, the fee will not be paid but if VNU makes another acquisition within 12 months, which would be larger than 20 pct of the company’s assets, the fee must be paid. The same is valid also for IMS Health if it will be bought by another party within 12 months after the failure of the takeover by VNU.

www.eurobench.com

Source: EuroBench (RA/NA/RD)
DUTCPD0020050712e17c00106

BUSINESS

Dutch firm to acquire IMS Health; The owner of ACNielsen will pay $6.57 billion for the health-care data company with offices outside Phila.

From Inquirer Wire Services
840 words
12/07/2005
The Philadelphia Inquirer
CITY-B
C01
English
(c) Copyright 2005, The Philadelphia Inquirer. All Rights Reserved.

IMS Health Inc., which sells product research to most of the world’s major pharmaceutical manufacturers, agreed yesterday to be bought by a Dutch media and marketing company for $6.57 billion.

VNU N.V., the Dutch owner of market researchers ACNielsen and Nielsen Media Research, will pay a combination of cash and stock for IMS. VNU has bolstered its market-research business and shed newspapers in Europe in recent years to focus on the U.S. market.

IMS, of Fairfield, Conn., operates two of its largest American facilities in the Philadelphia area. The company has about 625 employees in Plymouth Meeting, and about 325 in Blue Bell. IMS employs a total of 6,400 people around the world.

The company collects health-care data, such as the number of prescriptions filled, so drug companies can analyze sales and track the effectiveness of marketing campaigns.

The deal marks one of the biggest consolidations in the growing industry of data collection.

The purchase, expected to close in the first quarter of next year, will be VNU’s largest since buying Nielsen, the provider of television ratings, in 2001.

“They’re buying some growth, not particularly cheaply,” said Lucy MacDonald, who oversees $40 billion in investments as chief investment officer at RCM Ltd. in London. Some other analysts said more directly that they considered the purchase price high.

The purchase price is 4.1 times IMS’s annual revenue, compared with a multiple of 1.4 in VNU’s $2.3 billion purchase of ACNielsen in 2001, according to data from Bloomberg News. “I don’t think it’s a good deal. I don’t think it’s a good price,” said Corne Van Zeijl, senior portfolio manager at SNS Asset Management in Den Bosch, the Netherlands.

The combined VNU/IMS would have had estimated revenue of $5.6 billion in 2004, VNU said.

VNU, based in Haarlem, the Netherlands, will offer IMS shareholders $11.25 a share in cash and 0.6 share of VNU stock, a 16 percent premium to IMS’s average share price over the last 30 days.

As part of the deal, VNU said it would buy back up to 600 million worth of its own shares and borrow $3 billion from several financial institutions to complete the transaction.

IMS said the deal would also include the assumption of $315 million in its debt. “Together, we will be able to measure our clients’ performance in three key sectors of the global economy — consumer packaged goods, health care, and media,” said VNU chief executive officer Rob van den Bergh, who will be chief executive of the combined company.

IMS had a profit of $30.3 million on $411 million in sales in the first quarter of 2005, up 11 percent from a year earlier.

VNU, which also publishes trade magazines such as Adweek and the Hollywood Reporter, said the purchase would boost its cash earnings per share in the first year and annual earnings before interest, taxes and depreciation. “The takeover of IMS is strategically wise and a good completion to VNU’s current portfolio,” SNS Securities analyst Reinier Westeneng told Dow Jones Newswires. Westeneng said profit growth prospects were good.

But VNU’s shares fell 3.7 percent to close at 22.49 euros ($26.94) in Amsterdam, with some analysts saying VNU may have overpaid for IMS and could struggle to achieve projected annual synergies of $132 million by 2008. In the United States, VNU’s American depositary receipts fell 15 cents to $28.00. Shares of IMS rose 2.4 percent, or 61 cents, to close at $26.50 on the New York Stock Exchange.

The deal will shift VNU’s activities away from publishing to a virtually dedicated media research company in the United States. It reunites Nielsen and IMS, which were both perviously owned by Dun & Bradstreet Corp. until it split in 1996.

VNU already generates more than half its revenue in the United States, where it employs nearly 13,000 staff. The company will be listed on both the Euronext Amsterdam and the New York Stock Exchange.

The Companies at a Glance IMS Health

Founded:1954.

Headquarters: Fairfield, Conn.

Business:Information and consulting services for pharmaceutical and health-care industries.

2004 revenue: $1.6 billion.

2004 profit: $285 million.

Locations:Operates in more than 100 countries.

Employees: 6,400.

52-week stock price range:$20.16-26.36.

Yesterday:$26.50, up 61 cents.

VNU N.V.

Founded:1964.

Headquarters: Haarlem, the Netherlands.

Businesses: Consumer, marketing and media information and analysis with brands that include ACNielsen, Billboard and the Hollywood Reporter.

Locations: Operates in more than 100 countries.

Employees:38,000.

52-week stock price range*: $24.80-32.05.

Yesterday*: $28.00, down 15 cents.

*American depositary receipts, trading over-the-counter market

SOURCES: IMS Health, VNU, Inquirer wire services PHLI000020050712e17c0001c

Business/Financial Desk; SECTC

MEDIA

VNU to Buy A Specialist In Tracking Health Care

By ERIC PFANNER
International Herald Tribune
514 words
12/07/2005
The New York Times
Late Edition — Final
4
English
Copyright 2005 The New York Times Company. All Rights Reserved.

LONDON, July 11 — VNU, the Dutch market research company, said Monday that it would buy IMS Health, a provider of health care research and data based in Connecticut, for about $6.4 billion, to take advantage of the growth in so-called lifestyle drugs.

The combined company would cut costs by streamlining operations in some markets. But it would also focus on a blurring of lines between the market for pharmaceutical products and the market for general consumer goods, in particular the trend toward lifestyle drugs, like treatments for impotence, weight loss and social anxiety.

Under the terms of the deal, IMS shareholders would receive $11.25 a share in cash and 0.6 share of VNU stock for every IMS share they hold. That values IMS shares at about $28.10, the companies said, a premium of about 9 percent to the closing price of $25.89 on Friday.

Analysts said VNU might have overpaid, and its stock fell 3.7 percent, to 22.49 euros, in Amsterdam.

“An opportunity to make a transformational transaction arose, so we took it,” Rob van den Bergh, chief executive of VNU, said of the deal in a phone interview from the Netherlands. “We have a few things they can use, and they have a few things we can use.”

IMS shares rose 2.4 percent, to $26.50, in New York. IMS is based in Fairfield, Conn.

Increasingly, pharmaceutical companies market lifestyle drugs as they do consumer products, with heavy television advertising. But developing a drug can cost $500 million or more, making information on broad consumer trends, which are tracked by VNU subsidiaries, valuable in combination with the more specialized information on drugs that IMS provides.

Though VNU operates in more than 100 countries and maintains headquarters in both Haarlem in the Netherlands and in New York, its center of gravity has been shifting toward the United States in recent years.

Mr. van den Bergh moved to New York in 2002, after VNU’s acquisition of A.C. Nielsen, which tracks retail sales, and its sister company, the television ratings service Nielsen Media Research.

After the IMS deal, more than half of the combined company’s $5.6 billion in revenue would come from the United States. In addition to the Nielsen businesses, VNU also publishes trade magazines like Adweek, The Hollywood Reporter and Billboard.

In smaller markets, Mr. van den Bergh said, the deal will offer the companies an opportunity to cut costs by combining some aspects of their operations. VNU said the deal offered the prospect of $130 million in annual savings by 2008. Analysts said those estimates might be ambitious.

VNU said it would buy back up to 500 million euros of its own shares, or about $600 million worth, and borrow 2.5 billion euros in a bridge loan from its banks to help finance the deal.

VNU said it expected the deal to close in the first quarter of 2006.
NYTF000020050712e17c0003z

Media & Marketing

VNU to Buy IMS For $7 Billion

By Nicolas Parasie Dow Jones Newswires
292 words
12/07/2005
The Wall Street Journal
B10
English
(Copyright (c) 2005, Dow Jones & Company, Inc.)

AMSTERDAM — As expected, VNU NV said it will acquire U.S. health-care data provider IMS Health Inc., in one of the biggest moves to consolidate the industry to collect and sell technical data.

VNU, owner of the Nielsen television-ratings service, is offering IMS shareholders $11.25 a share in cash and 0.60415 share of VNU stock, valuing the deal at $7 billion. The price is a 16% premium to IMS’s share-price average for the past 30 days. IMS shares rose 61 cents to $26.50 in 4 p.m. New York Stock Exchange composite trading yesterday.

IMS supplies data on drug sales and other market-research information to health-care and biotechnology concerns.

The deal will nearly double the size of VNU. It also would shift the company’s focus even more to the U.S. In addition to TV ratings, VNU units track advertising recall, sales of items in grocery stores and studies on consumer behavior.

After the acquisition, VNU will have annual revenue of around 4.7 billion euros ($5.62 billion). For the first quarter, IMS, Fairfield, Conn., posted net profit of $30.3 million, down 63% from a year earlier, on sales of $411 million.

Some analysts said VNU may struggle to achieve the expected synergies. VNU shares closed down 3.7%, or 86 European cents, at 22.49 euros. “IMS is already lean and mean,” and that makes VNU’s synergy estimates “very ambitious,” an analyst at Rabo Securities said.

Credit Suisse First Boston, Evercore Partners, ABN Amro Holding and Deutsche Bank served as financial advisers to VNU. UBS Investment Bank and Gleacher Partners advised IMS.
J000000020050712e17c0003p

Headlines:

VNU Buys IMS Health for $6.9B; VNU has agreed to buy healthcare data provider IMS Health for $6.9 billion in cash and shares.

Dutch media company VNU to acquire U.S.-based IMS Health

Dutch Firm to Buy IMS Health for Nearly $7 Billion

VNU Nears a $6.3 Billion Deal For Data Collector IMS Health -— Dutch Firm Already Owns Television Ratings’ Nielsen; Tracking Another Industry

VNU moves into healthcare data market with 5.8 bln eur IMS takeover — UPDATE

VNU in pounds 4bn deal to buy US pharmaceutical monitoring rival

VNU to Acquire IMS Health

VNU Buying IMS Health in $7 Billion Deal

UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B

UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B

News

VNU Buys IMS Health for $6.9B; VNU has agreed to buy healthcare data provider IMS Health for $6.9 billion in cash and shares.

Marcel Michelson, Reuters
801 words
11/07/2005
eWEEK
English
Copyright (c) 2005 ZIFF DAVIS MEDIA Inc. All Rights Reserved. Reprinted with permission from eWEEK.

AMSTERDAM (Reuters)-VNU agreed on Monday to buy healthcare data provider IMS Health Inc. for 5.8 billion euros ($6.9 billion) in cash and shares, expanding into a new, more profitable market after the Dutch media group struggled to meet targets for its core market research unit.

VNU will nearly double its size by acquiring IMS, which is based in Fairfield, Connecticut, in the United States and compiles global information about prescription drug sales and sells it to manufacturers and analysts.

The combined company would have had 4.7 billion euros of sales in 2004 and earnings before interest, tax, depreciation and amortization of 1.1 billion, for a 23 percent margin.

“Our companies know each other well and are already working together successfully in various markets around the world,” IMS Chief Executive David Carlucci said in a statement.

VNU owns the Nielsen television ratings business and tracks information about consumer goods sales and advertising. It also publishes trade magazines Billboard and Hollywood Reporter.

The acquisition, which includes about 300 million euros of IMS debt, finally answers the question for VNU shareholders of what the company would do with the money raised from last year’s sale of its phone directories business.

VNU shareholders will own about 65 percent of the combined company and IMS’s 35 percent.

The deal marks a further step in the transformation of the former Dutch newspaper and magazine publisher into a U.S.-based business information group after it bought Nielsen Media Research in 1999 and AC Nielsen in 2001.

Shares fell about 4 percent, however, as investors considered the price tag too expensive.

Anna Fokkelman, an analyst at ING Bank, said the price was 12 times the expected enterprise value/EBITDA multiple for 2005, while VNU itself trades at a multiple of nine.

But, she added, the pending U.S. listing of the merged company could lead to a re-rating of VNU’s shares as market research companies are trading 20 to 30 percent higher there.

VNU is paying $11.25 in cash and 0.60415 VNU shares for each IMS share, which it said represented a 16 percent premium over the average price of IMS stock over the last 30 days.

The equity value of the transaction is 5.496 billion euros. After the transaction, VNU will have about 3.3 billion euros of net debt, which it said was 2.8 times its expected 2005 EBITDA-indicating it expects a 2005 EBITDA of 1.178 billion euros.

VNU will have to issue 136.4 million new shares on top of its current 254 million shares-a dilution of some 54 percent.

“Strategically it is a good deal. They were looking for a third leg and IMS health activities are in a high growth sector,” SNS Securities analyst Reinier Westeneng said.

VNU last year abandoned the 15 percent profit margin target it had set for 2006 for its marketing information arm after a series of downgrades, and said the unit’s revenue growth target of 5 percent to 7 percent would be “challenging.”

COST SAVINGS

VNU expects by 2008 to have cut a significant amount of costs and found new sales by combining the two companies.

“We are absolutely confident we can achieve at least 85 million euros in cost savings and 135 million in new revenues by the third year of our merger,” VNU CEO Rob van den Bergh said.

VNU, which said its organic revenue growth was 6 percent in the first half of 2005, also said it plans to start buying back up to 500 million euros of shares.

The merged company will trade on the Euronext Amsterdam and the New York Stock Exchange, with a full listing of its American Depository Receipts (ADRs) on the NYSE at the time of closing.

Its board will be headed by van den Bergh, with IMS CEO David Carlucci as deputy CEO and chief operating officer.

VNU said it has a bridge facility of 2.5 billion euros from ABN AMRO Bank NV, Credit Suisse First Boston and Deutsche Bank AG, which advised VNU on the transaction, along with Evercore Partners.

The company remains domiciled in the Netherlands, with headquarters in New York.

Shares in IMS Health, which have risen about 11.5 percent since the start of this year, closed at $25.89 on Friday.

VNU stock had gained 7.46 percent so far this year by Friday’s close of 23.35 euros.

UBS and Gleacher Partners advised IMS. (Additional reporting by Julie MacIntosh in New York and Jeffrey Goldfarb, Mathieu Robbins and Ben Hirschler in London) ($1=.8397 Euro) PCW0000020050712e17b0000r

Dutch media company VNU to acquire U.S.-based IMS Health

By ANTHONY DEUTSCH
Associated Press Writer
548 words
01:34 am, 12/07/2005
Associated Press Newswires
English
(c) 2005. The Associated Press. All Rights Reserved.

AMSTERDAM, Netherlands (AP) — Dutch media company VNU NV, the owner of Nielsen Media Research, agreed Monday it would acquire Connecticut-based health care data provider IMS Health Inc. for a cash and stock deal valued at $6.57 billion, marking one of the biggest consolidations in the growing industry of data collection.

The purchase, expected to close in the first quarter of next year, will be VNU’s largest since buying the Nielsen television ratings provider in 2001. The joint company would have had an estimated revenue of $5.6 billion in 2004, VNU said.

VNU, based in Haarlem, will offer IMS shareholders $11.25 per share in cash and 0.6 share of VNU stock, a 16 percent premium to IMS’ average share price over the past 30 days.

As part of the deal, VNU said it will buy back up to 500 million euros ($600 million) worth of its own shares and borrow 2.5 billion euros ($3 billion) from several financial institutions to complete the transaction.

IMS said deal would also include the assumption of $315 million in debt.

“Together, we will be able to measure our clients’ performance in three key sectors of the global economy — consumer packaged goods, health care and media,” said VNU Chief Executive Rob van den Bergh, who will be CEO of the combined company.

Fairfield, Conn.-based IMS, which operates in the pharmaceutical and health care sector, sells clients information on how their products are used, and therefore matches the profile of other VNU units. The company earned $30.3 million on $411 million in sales in the first quarter, up 11 percent from a year earlier.

VNU, which also publishes trade magazines like Adweek and The Hollywood Reporter, said the purchase will boost its cash earnings per share in the first year and annual earnings before interest, taxes and depreciation.

“The takeover of IMS is strategically wise and a good completion to VNU’s current portfolio,” SNS Securities analyst Reinier Westeneng told Dow Jones Newswires. Westeneng said profit growth prospects are good and he will maintain an “add” rating on the stock.

But VNU’s shares fell 3.7 percent to close at 22.49 euros ($26.94), with some analysts saying VNU may have overpaid for IMS and could struggle to achieve projected annual synergies of $132 million by 2008.

“IMS is already lean and mean,” which makes VNU’s synergy estimates “very ambitious,” said Hans Slob, an analyst at Rabo Securities. The view was backed by analysts at Fortis bank, who said the deal seems too pricey and value destructive.

Shares of IMS rose 2.4 percent, or 61 cents, to close at $26.50 on the New York Stock Exchange Monday.

The deal will shift VNU’s activities away from publishing to a virtually dedicated media research company in the United States. It reunites Nielsen and IMS, which were both perviously owned by Dun & Bradstreet Corp. until it split in 1996.

VNU already generated more than half its revenue in the United States, where it employs nearly 13,000 staff.

The company will be listed on both the Euronext Amsterdam and the New York Stock Exchange.
APRS000020050711e17b0018k

Dutch Firm to Buy IMS Health for Nearly $7 Billion

152 words
12/07/2005
Drug Industry Daily
Vol. 4, No. 135
English
Copyright (c) 2005 Washington Business Information, Inc.

Dutch media group VNU has agreed to purchase U.S. healthcare data provider IMS Health for $6.93 billion in cash and stock.

VNU, which owns the ACNielsen television-ratings service and Billboard magazine, said it will pay $28.10 per share for IMS, with 60 percent of the deal in shares and 40 percent in cash. The deal is expected to close in the first quarter of 2006.

VNU will nearly double its size by acquiring Fairfield, Conn.-based IMS, which is considered one of the nation’s leading providers of pharmaceutical industry data, tracking more than one million prescription-drug brands daily. The combined company will have pro forma 2004 revenues of approximately $5.6 billion, pro forma annual EBITDA of roughly $1.3 billion and an EBITDA margin of approximately 23 percent. — Michael Niven

Release date: July 12, 2005

DRIDY00020050711e17c00004

Leading the News

VNU Nears a $6.3 Billion Deal For Data Collector IMS Health -— Dutch Firm Already Owns Television Ratings’ Nielsen; Tracking Another Industry

By Jason Singer and Dennis K. Berman
572 words
11/07/2005
The Wall Street Journal
A3
English
(Copyright (c) 2005, Dow Jones & Company, Inc.)

VNU NV, owner of the Nielsen television-ratings service, is close to an agreement to buy U.S. health-care data provider IMS Health Inc. for about $6.3 billion in cash and stock, one of the biggest moves to consolidate a growing global industry to collect, package and sell technical data to a broad swath of information-intensive businesses.

VNU, based in Haarlem, the Netherlands, will pay close to $28 a share for IMS Health, an 8.1% premium to IMS’s closing price Friday. VNU is expected to pay 60% cash and 40% stock, according to a person familiar with the situation. The two companies could announce the deal as early as today, people familiar with the situation said, though they cautioned that final details were still being negotiated yesterday and the transaction could fall through.

The deal comes as global pharmaceutical sales reach $550 billion and keep climbing, a boom that has fueled the growth of a host of industries. Companies like IMS Health supply data on drug sales and other critical information to some of the world’s biggest health-care and biotechnology concerns.

IMS Health is similar in many ways to VNU’s units, in that it sells clients information on how their products are used. In addition to TV ratings, various VNU units track advertising recall, sales of items in grocery stores and a range of studies on consumer behavior. IMS tracks information on prescription-drug sales around the world; drug makers use the data to determine competitors’ market shares. IMS, whose products include one of the world’s largest pharmaceutical databases, would greatly expand VNU’s client base.

If completed, the deal would nearly double the size of VNU, a 41-year-old Dutch company that has operations in nearly 100 countries. It would also further the company’s focus on U.S. business. About 45% of global pharmaceuticals are sold in the U.S., according to IMS Health.

About 54% of VNU’s 2004 revenue came from the Americas, with 38% from Europe, the Middle East and Africa and 8% from Asia. VNU posted net income of 163 million euros (about $195 million) for 2004, up 25% from a year earlier, on revenue of 3.78 billion euros.

If the deal is completed, shareholders of VNU would control about 65% of the combined company, with IMS shareholders holding 35%, a person familiar with the situation said.

A VNU spokesman couldn’t be reached to comment. IMS couldn’t be reached for comment.

Last year, VNU sold its global yellow-pages and directories business to two private-equity firms for about 2 billion euros. The company said it would use the proceeds for acquisitions as well as to pay down debt and invest in its core businesses.

IMS Health has offices in 99 countries and territories. The firm, based in Fairfield, Conn., reported net income of $30.3 million on $411 million in sales in the first quarter, up 11% from a year earlier. Europe was IMS Health’s fastest-growing region, with revenue up 23%, compared with a 6% growth rate in the Americas and 13% in the Asian-Pacific region. The company recorded total sales of $1.6 billion in 2004.
J000000020050711e17b00024

VNU moves into healthcare data market with 5.8 bln eur IMS takeover — UPDATE

814 words
11/07/2005
AFX Asia
English
(c) 2005, AFX Asia. All rights reserved.

(Updates with details from conference call on synergies, US listing, financing, VNU H2 outlook) <p/>

AMSTERDAM (AFX0 — Marketing research group VNU NV said it is taking over US healthcare data provider IMS Health Inc in an agreed cash-and-stock deal worth 5.8 bln eur.

The deal merges VNU’s consumer goods researcher AC Nielsen and media ratings group Nielsen Media Research with IMS’ market research on the pharmaceuticals industry to create a company with almost 5 bln eur in annual sales.

VNU is offering IMS shareholders 11.25 usd per share in cash plus 0.60415 shares of VNU stock, valuing IMS at 28.10 usd per share or a 16 pct premium to its trading price over the last 30 days. VNU is paying about 60 pct in equity and 40 pct in cash of around 2.1 bln eur.

VNU expects the deal to add to its earnings per share in 2006, excluding integration costs and amortisation of intangibles.

Synergies from merging the two companies should also add at least 110 mln eur to combined annual EBITDA by 2008, with restructuring costs of around 150 mln spent mostly in 2006-7, the company said.

The synergies include an estimated 125 mln eur in additional annual revenues, generated from cross-selling to each others’ customers, expanding consulting activities and selling combined data packages such as pharmacy and over-the-counter drug sales, consumer and doctor panels and TV commercial ratings.

The companies also expect to lower annual costs by 85 mln eur after combining their IT and corporate systems across the globe.

The deal also offers VNU a means to seeking a long-awaited US stock listing, after already moving its head office to New York last year. An American Depositary Receipt programme on the New York Stock Exchange will open in conjunction with closing the merger.

VNU CEO Rob van den Bergh said in a presentation of the deal that he expects the US listing to boost the valuation of the company’s shares, as US investors follow the marketing information sector closer due to most companies in the industry being based there.

Helping to offset the dilution from issuing around 136.4 mln new shares to IMS shareholders, VNU also announced a programme to repurchase 500 mln eur of its outstanding shares.

The company is financing the deal with its around 1 bln eur in cash left over from selling its telephone directory activities last year. It has also agreed a bridge loan of 2.5 bln eur from ABN Amro, Credit Suisse First Boston and Deutsche Bank.

IMS adds around 1 bln eur or 25 pct to VNU’s annual sales. The combined group will have 4.7 bln eur in revenues, annual EBITDA of about 1.1 bln eur, an EBITDA margin of approximately 23 pct and net debt of 3.3 bln eur.

VNU shareholders will hold around 65 pct of the combined company, and IMS shareholders 35 pct.

IMS’ CEO David Carlucci will join VNU’s executive board as deputy CEO and chief operating officer and IMS’ CFO Nancy Cooper will serve on the board as ‘chief transformation officer’.

“Our companies know each other well and are already working together successfully in various markets around the world,” Carlucci said. “This is a strategically compelling transaction.”

The companies expect the deal to close in the first quarter of next year, pending regulatory and shareholder approval. The executives said they do not anticipate any problems from competition authorities as the companies research different types of products.

In a separate trading update, VNU said its organic sales grew by around 6 pct in the first half, with its various divisions reporting in line with expectations. CFO Rob Ruijter added that he expects the growth rate to be “somewhat higher” in the second half of the year.

Ruijter defended the price for IMS as “reasonable” given the US company’s strong growth potential and strategic fit. The deal is worth 21-22 times IMS’ estimated 2005 earnings per share, a multiple just over what VNU shares trade, he said.

In 2004, IMS reported sales up 14 pct to 1.57 bln usd and net earnings, excluding one-time items, up 11 pct to 281 mln usd. The company tracks market data on over 70 pct of the world’s pharmaceutical sales, including more than 90 pct of sales in the US and over 1 mln prescription-drug brands.

amsterdam@afxnews.com

jms/cjs/lam

COPYRIGHT

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The copying, republication or redistribution of AFX News content, including by framing or similar means, is expressly prohibited without the prior written consent of AFX News.

AFX News and the AFX Financial News logo are registered trademarks of AFX News Limited

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AFXASI0020050711e17b004ph

Guardian City Pages

VNU in pounds 4bn deal to buy US pharmaceutical monitoring rival

Dan Milmo Media business correspondent
463 words
12/07/2005
The Guardian
19
English
© Copyright 2005. The Guardian. All rights reserved.

VNU, the world’s largest market research company, yesterday took a dominant position in monitoring the prescription drugs business with a euros 5.8bn (pounds 4bn) deal to acquire US rival IMS Health.

The Dutch media group leads the $19bn (pounds 10.9bn) market research industry thanks to its comprehensive knowledge of trends in the media and retail sectors. IMS will give it a similar standing in the growing pharmaceutical healthcare market, where drugs companies are increasingly turning to consumer research as more prescription drugs are sold over the counter.

A spokesman for VNU said the group’s consumer panels, which monitor goods sales and the efficiency of advertising campaigns, can also be used for pharmaceutical products.

“It will help understanding of consumer behaviour around the pharmaceutical market,” he said.

VNU has stamped its authority on the market research industry since it set about transforming itself from a Dutch newspaper and magazine publisher in the late 1990s. In 1999 It bought US-based Nielsen Media Re search, the world’s largest tracker of TV audiences, and three years later it moved into consumer and retail measurement with the acquisition of AC Nielsen.

VNU has agreed to buy IMS with euros 3.3bn in shares and euros 2.2bn in cash, plus the assumption of euros 300m in debt. The transaction is expected to close within six months and will nearly double the size of VNU, which also publishes the trade magazines Billboard and Hollywood Reporter. The combined group would have had revenues of euros 4.7bn in 2004, with earnings before interest, tax, depreciation and amortisation of euros 1.1bn.

The IMS transaction increases VNU’s exposure to syndicated market research, which tends to involve long-term contracts with clients and therefore generates more predictable cash flows. As with its Nielsen TV ratings service in the US, VNU will also inherit a company that has a strong market position. Anthony de Larrinaga, analyst at SG Securities, said that control of the data that defines the performance of a given market, such as Nielsen and TV ratings, makes the company’s information a must-have for businesses operating in sectors such as TV or prescription drugs.

“IMS has a strong market position, which is reflected in its margins,” said Mr de Larrinaga. However, he warned of a possible flow-back of cheap VNU shares on to the market from IMS shareholders, who will control 35% of the combined group’s equity and will include US fund managers who cannot hold non-US domiciled stock. VNU said it was prepared to spend up to euros 500m buying any stock that is placed back on the market.
GRDN000020050711e17c000ax

Daily News — Brands

VNU to Acquire IMS Health

Online
540 words
11/07/2005
Brandweek
English
Copyright 2005, VNU eMedia Inc. All rights reserved.

NEW YORK — Dutch company VNU NV said Monday it has reached an agreement to acquire IMS Health, a U.S.-based health care data provider, for 5.8 billion euros (around $7 billion) in cash and stock.

The merger, expected to close in the first quarter of next year, will join the leading company in TV market research—VNU is the owner of brands like Nielsen Media Research and AC Nielsen, and is also the parent company of Brandweek—with the best-known drug market data firm in the U.S.

VNU, based in Haarlem, the Netherlands, will offer IMS shareholders $11.25 (9.38 euros) per share in cash and 0.6 share of VNU stock, a 16% premium to IMS’ average share price over the past 30 days.

As part of the deal, VNU said it will buy back up to 500 million euros ($600 million) worth of its own shares and borrow 2.5 billion euros ($3 billion) from several financial institutions to complete the transaction.

VNU will also take on $300 million in IMS debt, according to a published report. In addition, the deal comes with a $3 billion “bridge facility” from three different banks “for incremental cash funding to complete the transaction,” the statement said.

“It’s a perfect fit,” VNU Chairman and CEO Rob van den Bergh told an investors’ conference in London this morning. “[Our] management teams have already worked together...building on geographic reach and global skills to serve international clients.” Van den Bergh described the new entity as “an almost pure-play global marketing info company.” Van den Bergh will remain chairman and CEO of the combined firm.

IMS chief David Carlucci will take on the title of deputy CEO and COO. Carlucci framed the deal as one in which pharma clients could have access to a far broader swath of marketing information from a single source. The merger will create “the one company that can dramatically enhance value to clients through the value of the combination. We can address new audiences and new markets due to these capabilities,” he said.

VNU said the merger would realize about $130 million in “synergies” by 2008. Before that occurs, however, the media company will spend $180 million “to capture those synergies,” according to a statement. In addition, VNU plans to buy back $500 million of its own stock.

Neither company was immediately specific about office closings or job losses. “We have not identified any offices to close at this time,” the companies said in a FAQ response for their employees. “However, in cities where both VNU and IMS have a presence, there may be an opportunity to consolidate or co-locate facilities. We will review these opportunities as part of our integration planning effort.”

IMS, based in Fairfield, Conn., sells clients information on how their products are used, and therefore matches the profile of other VNU units. The company earned $30.3 million on $411 million in sales in the first quarter, up 11% from a year earlier.

VNU said the purchase will boost its cash earnings per share in the first year and annual earnings before interest, taxes and depreciation.

—Jim Edwards
ADMW000020050711e17b00004

VNU Buying IMS Health in $7 Billion Deal

By ANTHONY DEUTSCH
Associated Press Writer
545 words
10:21 pm, 11/07/2005
Associated Press Newswires
English
(c) 2005. The Associated Press. All Rights Reserved.

AMSTERDAM, Netherlands (AP) — Dutch media company VNU NV, the owner of Nielsen Media Research, agreed Monday it would acquire U.S.-based health care data provider IMS Health Inc. for a cash and stock deal valued at $6.57 billion, marking one of the biggest consolidations in the growing industry of data collection.

The purchase, expected to close in the first quarter of next year, will be VNU’s largest since buying the Nielsen television ratings provider in 2001. The joint company would have had an estimated revenue of $5.6 billion in 2004, VNU said.

VNU, based in Haarlem, will offer IMS shareholders $11.25 per share in cash and 0.6 share of VNU stock, a 16 percent premium to IMS’ average share price over the past 30 days.

As part of the deal, VNU said it will buy back up to 500 million euros ($600 million) worth of its own shares and borrow 2.5 billion euros ($3 billion) from several financial institutions to complete the transaction.

IMS said deal would also include the assumption of $315 million in debt.

“Together, we will be able to measure our clients’ performance in three key sectors of the global economy — consumer packaged goods, health care and media,” said VNU Chief Executive Rob van den Bergh, who will be CEO of the combined company.

Connecticut-based IMS, which operates in the pharmaceutical and health care sector, sells clients information on how their products are used, and therefore matches the profile of other VNU units. The company earned $30.3 million on $411 million in sales in the first quarter, up 11 percent from a year earlier.

VNU, which also publishes trade magazines like Adweek and The Hollywood Reporter, said the purchase will boost its cash earnings per share in the first year and annual earnings before interest, taxes and depreciation.

“The takeover of IMS is strategically wise and a good completion to VNU’s current portfolio,” SNS Securities analyst Reinier Westeneng told Dow Jones Newswires. Westeneng said profit growth prospects are good and he will maintain an “add” rating on the stock.

But VNU’s shares fell 3.7 percent to close at 22.49 euros ($26.94), with some analysts saying VNU may have overpaid for IMS and could struggle to achieve projected annual synergies of $132 million by 2008.

“IMS is already lean and mean,” which makes VNU’s synergy estimates “very ambitious,” said Hans Slob, an analyst at Rabo Securities. The view was backed by analysts at Fortis bank, who said the deal seems too pricey and value destructive.

Shares of IMS rose 2.4 percent, or 61 cents, to close at $26.50 on the New York Stock Exchange Monday.

The deal will shift VNU’s activities away from publishing to a virtually dedicated media research company in the United States. It reunites Nielsen and IMS, which were both perviously owned by Dun & Bradstreet Corp. until it split in 1996.

VNU already generated more than half its revenue in the United States, where it employs nearly 13,000 staff.

The company will be listed on both the Euronext Amsterdam and the New York Stock Exchange.
APRS000020050711e17b0011c

UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B

824 words
03:03 pm, 11/07/2005
Dow Jones News Service
English
(c) 2005 Dow Jones & Company, Inc.

(This updates an item that ran at 0923 GMT with additional analyst and company comments and company background.)

By Nicolas Parasie

Of DOW JONES NEWSWIRES

AMSTERDAM (Dow Jones)—Dutch marketing and media research company VNU NV (38987.AE) Monday said it will acquire U.S.-based healthcare data provider IMS Health Inc. (RX) for $7 billion, or around EUR5.8 billion, in one of the biggest moves to consolidate this growing industry.

Haarlem, Netherlands-based VNU will pay for the deal — which will almost double the size of the company — in cash and shares, offering IMS shareholders $11.25 per share in cash and 0.60415 shares of VNU stock. The price is a 16% premium to IMS’ share price average for the last 30 days.

The deal will boost VNU’s cash earnings per share in the first year and annual earnings before interest, tax, depreciation and amortization synergies are expected to be at least EUR110 million by 2008. VNU estimated it will need to spend around EUR150 million to capture those synergies, mostly in 2006 and 2007.

“The takeover of IMS is strategically wise and a good addition to VNU’s current portfolio,” said SNS Securities analyst Reinier Westeneng, who is retaining an add rating on the stock. Growth prospects are strong he said.

But some analysts said VNU may have overpaid for IMS and may struggle to achieve the expected synergies.

“IMS is already lean and mean,” which makes VNU’s synergy estimates “very ambitious,” said an analyst at Rabo Securities. The view was backed by analysts at Fortis bank, who said the deal seems too pricey and value destructive.

Goldman Sachs, however, said the takeover is reasonably valued, based on IMS’ estimated 2006 EBITDA of $618 million. In addition, the transaction removes the risk that VNU will make further large acquisitions in the near future, it said.

Dresdner Kleinwort Wasserstein said it expects the deal to pressure VNU’s debt ratingsas the larger-than-expected deal weighs on the company’s balance sheet.

At 1300 GMT, VNU’s shares were down 3.6% at EUR22.50 in a higher overall market.

IMS sells clients information on how their products are used, and therefore matches the profile of many other VNU units. It operates in the pharmaceutical and healthcare sector, worth around $550 billion and climbing.

The Connecticut-based company posted net profit of $30.3 million on $411 million in sales in the first quarter, down 63% from a year earlier. After the acquisition, VNU will have annual revenues of around EUR4.7 billion and EBITDA of about EUR1.1 billion, based on 2004 results.

VNU said its own organic revenue growth, which excludes the impact of acquisitions and disposals, was around 6% in the first half of 2005, “in line” with the company’s own expectations.

VNU said it will issue 136.4 million new shares to help finance the deal.

The company also plans to buy back up to EUR500 million worth of its own shares as part of the acquisition process, snapping up shares which may be sold into the market by U.S. investors.

Some U.S. shareholders of IMS Health may not be able to own the paper component of the VNU offer, because it is possible they are restricted from owning European stocks, a banker close to the situation said.

Rob van den Bergh, Chief Executive of VNU said the companies know each other well from the past and have spent considerable time working out an integration plan.

VNU, which publishes The Hollywood Reporter, Billboard and Adweek, said its corporate headquarters will be in New York but that it won’t “become a domestic filer in the U.S.”

IMS Health Chief Executive David Carlucci, who will become deputy Chief Executive at the newly formed company, said VNU currently generates 60% of its revenues from the U.S.

Chief Financial Officer Rob Ruijter said there are “minor overlaps in consumer health business in Europe, but not in the U.S.”

VNU expects the acquisition to be completed in the first half of 2006. Deutsche Bank (DB) served as advisor to VNU during the deal.

Company websites: http://www.vnu.com

http://www.imshealth.com

- By Nicolas Parasie, Dow Jones Newswires; nicolas.parasie@dowjones.com; 31 20 6260770

Corrected July 11, 2005 12:27 ET (16:27 GMT) [ 07-11-05 0903ET ]

The Connecticut-based company posted net profit of $30.3 million on $411 million in sales in the first quarter, down 63% from a year earlier.

(“=NEWS SNAP: Dutch VNU To Acquire IMS Health For EUR5.8B” published at 0723 GMT incorrectly stated the comparison between the company’s first-quarter net profit and the same period the year earlier. The error was repeated in “=UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B,” published 1303 GMT) [ 07-11-05 1225ET ] DJ00000020050711e17b0006i

------------------------------------------------------------------
UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B

824 words
03:03 pm, 11/07/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.

(This updates an item that ran at 0923 GMT with additional analyst and company comments and company background.)

By Nicolas Parasie

Of DOW JONES NEWSWIRES

AMSTERDAM (Dow Jones)—Dutch marketing and media research company VNU NV (38987.AE) Monday said it will acquire U.S.-based healthcare data provider IMS Health Inc. (RX) for $7 billion, or around EUR5.8 billion, in one of the biggest moves to consolidate this growing industry.

Haarlem, Netherlands-based VNU will pay for the deal — which will almost double the size of the company — in cash and shares, offering IMS shareholders $11.25 per share in cash and 0.60415 shares of VNU stock. The price is a 16% premium to IMS’ share price average for the last 30 days.

The deal will boost VNU’s cash earnings per share in the first year and annual earnings before interest, tax, depreciation and amortization synergies are expected to be at least EUR110 million by 2008. VNU estimated it will need to spend around EUR150 million to capture those synergies, mostly in 2006 and 2007.

“The takeover of IMS is strategically wise and a good addition to VNU’s current portfolio,” said SNS Securities analyst Reinier Westeneng, who is retaining an add rating on the stock. Growth prospects are strong he said.

But some analysts said VNU may have overpaid for IMS and may struggle to achieve the expected synergies.

“IMS is already lean and mean,” which makes VNU’s synergy estimates “very ambitious,” said an analyst at Rabo Securities. The view was backed by analysts at Fortis bank, who said the deal seems too pricey and value destructive.

Goldman Sachs, however, said the takeover is reasonably valued, based on IMS’ estimated 2006 EBITDA of $618 million. In addition, the transaction removes the risk that VNU will make further large acquisitions in the near future, it said.

Dresdner Kleinwort Wasserstein said it expects the deal to pressure VNU’s debt ratingsas the larger-than-expected deal weighs on the company’s balance sheet.

At 1300 GMT, VNU’s shares were down 3.6% at EUR22.50 in a higher overall market.

IMS sells clients information on how their products are used, and therefore matches the profile of many other VNU units. It operates in the pharmaceutical and healthcare sector, worth around $550 billion and climbing.

The Connecticut-based company posted net profit of $30.3 million on $411 million in sales in the first quarter, down 63% from a year earlier. After the acquisition, VNU will have annual revenues of around EUR4.7 billion and EBITDA of about EUR1.1 billion, based on 2004 results.

VNU said its own organic revenue growth, which excludes the impact of acquisitions and disposals, was around 6% in the first half of 2005, “in line” with the company’s own expectations.

VNU said it will issue 136.4 million new shares to help finance the deal.

The company also plans to buy back up to EUR500 million worth of its own shares as part of the acquisition process, snapping up shares which may be sold into the market by U.S. investors.

Some U.S. shareholders of IMS Health may not be able to own the paper component of the VNU offer, because it is possible they are restricted from owning European stocks, a banker close to the situation said.

Rob van den Bergh, Chief Executive of VNU said the companies know each other well from the past and have spent considerable time working out an integration plan.

VNU, which publishes The Hollywood Reporter, Billboard and Adweek, said its corporate headquarters will be in New York but that it won’t “become a domestic filer in the U.S.”

IMS Health Chief Executive David Carlucci, who will become deputy Chief Executive at the newly formed company, said VNU currently generates 60% of its revenues from the U.S.

Chief Financial Officer Rob Ruijter said there are “minor overlaps in consumer health business in Europe, but not in the U.S.”

VNU expects the acquisition to be completed in the first half of 2006. Deutsche Bank (DB) served as advisor to VNU during the deal.

Company websites: http://www.vnu.com

http://www.imshealth.com

- By Nicolas Parasie, Dow Jones Newswires; nicolas.parasie@dowjones.com; 31 20 6260770

Corrected July 11, 2005 12:27 ET (16:27 GMT) [ 11-07-05 1303GMT ]

The Connecticut-based company posted net profit of $30.3 million on $411 million in sales in the first quarter, down 63% from a year earlier.

(“=NEWS SNAP: Dutch VNU To Acquire IMS Health For EUR5.8B” published at 0723 GMT incorrectly stated the comparison between the company’s first-quarter net profit and the same period the year earlier. The error was repeated in “=UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B,” published 1303 GMT) [ 11-07-05 1625GMT ] DJI0000020050711e17b000ml

Headlines:
VNU picks up IMS Health

M and A

VNU picks up IMS Health

by Renee Cordes in Brussels
849 words
7/12/2005
TheDeal.com
English
Copyright 2005, The Deal, LLC. All Rights Reserved

VNU NV, the Dutch owner of market research company ACNielsen Corp., said Monday, July 11, it has agreed to buy Fairfield, Conn.-based IMS Health Inc. for €5.8 billion ($6.9 billion) in cash and stock to become the world’s largest provider of market data to the healthcare industry.

The deal is VNU’s biggest since its 1964 founding through the merger of two Dutch publishing companies and the first since the company sold its World Directories unit late last year for €2.1 billion. It’s also the company’s first major acquisition since the 2001 purchase of retail sales data collector ACNielsen for $2.3 billion.

“VNU clearly has transformed itself in the last decade from a Dutch publisher of consumer magazines to essentially a global market intelligence company,” said VNU spokesman Will Thoretz. “This adds a very attractive third leg to our market intelligence business,” he said, referring to VNU’s acquisitions of Nielsen Media Research and ACNielsen, which were spun off separately in 1996 as part of a restructuring of their former parent, Dun & Bradstreet Inc.

Already the world leader in consumer, marketing and media information and analysis, the Haarlem-based buyer will also now become the world’s leading provider of information on pharmaceutical sales to the world’s major drug companies. IMS monitors 75% of prescription drug sales in more than 100 countries, and 90% of U.S. sales.

The companies have already been working on a joint project called Medicine Cabinet to examine consumer spending on drugs. The two also have a joint venture in India.

Under the terms of the deal, expected to close in the first quarter of 2006, IMS shareholders will receive $11.25 in cash and 0.60415 VNU shares for each IMS share. That represents a 16% premium over the average IMS price over the last 30 days.

Based on VNU’s closing share price Friday, the transaction is valued at about $28.10 per IMS share and €5.8 billion in total, including €300 million in debt. VNU shareholders will hold about 65% of the combined company, to be listed on both Euronext Amsterdam and the New York Stock Exchange, and IMS shareholders the rest. The transaction values IMS at just above 12 times 2004 Ebitda, at the higher end of valuations for mature media operations.

“The merger of two industry leaders gives us the scale and capabilities to meet growing client demand for the must-have market intelligence that drives critical business decisions,” said VNU chief executive Rob van den Bergh, who will also head the new company.

Concern that VNU may be paying too much and skepticism about postmerger integration pushed VNU shares down 3.7% on July 7, on the Euronext exchange to close at €22.49.

“It is not a bargain, but they had to acquire something” to keep up with competitors, said Netherlands-based analyst Sandor von Oort of F. van Lanschot Bankiers. In April, German market research firm GfK AG agreed to acquire NOP World market research business for £383 million ($666 million).

Thoretz rebuffed criticism about the price and is not ruling out smaller acquisitions. “We think we’re buying quite a lot of value here. There’s a lot of growth potential over the long term,” he said.

The companies predict annualized cost-saving synergies of at least €110 million by 2008, partly from geographic expansion and the cross-selling of products and services. Including the impact of synergies, the transaction is expected to be accretive to VNU’s cash earnings per share in the first year.

The combined company will have pro forma 2004 revenues of about €4.7 billion, pro forma annual Ebitda of about €1.1 billion and an Ebitda margin of about 23%.

VNU said it has in place a bridge facility of €2.5 billion from ABN Amro, Credit Suisse First Boston and Deutsche Bank AG to fund the transaction. Once the deal is closed, VNU will be domiciled in the Netherlands, in part due to tax benefits associated with being a Dutch company with headquarters in New York.

North America will account for about 57% of the combined firm’s revenues, which is just under the 62% that the current VNU business achieves.

The transition should be smooth since van den Bergh has been based in New York for the past few years and other senior executives have since joined him.

Some analysts, however, noted that including IMS management in the new company may make for a more burdensome integration.

Joining van den Bergh on the executive board are David Carlucci, current IMS chief executive and president, as deputy CEO and chief operating officer; and Nancy Cooper, IMS’ current chief financial officer, as chief transformation officer. The combined entity will have a 10-member supervisory board, four of whom now serve on the IMS board of directors. David M. Thomas, chairman of IMS, will become vice chairman of the VNU supervisory board.

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About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem,

The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED

WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.